# Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

_By Electronic Mail_

August 24, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 24, 2018 The Nasdaq Stock Market (the "Exchange") received from KLX ENERGY SERVICES HOLDINGS, INC. (the "Registrant") a copy of the Registrant's application on Form 10 for the registration of the following securities:

Common Stock, $0.01 Par Value

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



William Slattery